Exhibit 99.1

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED MARCH 31, 2016
(UNAUDITED)

REPSOL OIL & GAS CANADA INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	March 31,	December 31,
(millions of US$)	2016	2015

Assets
Current
Cash and cash equivalents	77	98
Accounts receivable	374	372
Income and other taxes receivable	65	67
Amount due from related party	—	334
Inventories	93	103
Prepaid expenses	21	25
	630	999
Other assets (note 6)	185	184
Investments (note 5)	394	392
Goodwill	274	274
Property, plant and equipment (note 7)	7,116	7,289
Exploration and evaluation assets (note 7)	1,667	1,664
Deferred tax assets	1,332	1,219
	10,968	11,022
Total assets	11,598	12,021

Liabilities
Current
Bank indebtedness	8	7
Accounts payable and accrued liabilities	867	884
Obligation to fund equity investee (note 5)	557	571
Income and other taxes payable	65	65
Loans from joint ventures (note 5)	29	14
Current portion of long-term debt (note 10)	6	156
	1,532	1,697
Decommissioning liabilities (note 8)	764	755
Other long-term obligations (note 11)	238	233
Loans from related parties (note 10)	1,616	1,007
Obligation to fund equity investee (note 5)	—	56
Long-term debt (note 10)	1,475	2,111
Deferred tax liabilities	580	613
	4,673	4,775

Contingencies and commitments (note 14)

Shareholder’s equity
Common shares (note 12)	3,492	3,492
Contributed surplus	86	86
Retained earnings	1,115	1,271
Accumulated other comprehensive income	700	700
	5,393	5,549
Total liabilities and shareholder’s equity	11,598	12,021

See accompanying notes.

Condensed Consolidated Statements of Loss

(Unaudited)

	Three months ended March 31,
(millions of US$)	2016	2015
		(restated - note 4)
Revenue
Sales	404	604
Other income (note 15)	45	40
Income (loss) from joint ventures, after tax (note 5)	18	(207)
Total revenue and other income	467	437

Expenses
Operating	180	251
Transportation	42	50
General and administrative	63	84
Depreciation, depletion and amortization	314	411
Impairment	—	48
Dry hole	12	13
Exploration	29	24
Finance costs (note 9)	54	84
Share-based payments recovery	—	(6)
Gain on held-for-trading financial instruments	—	(193)
Loss on disposals	—	5
Other, net (note 16)	23	17
Total expenses	717	788
Loss from continuing operations before taxes	(250)	(351)
Income taxes (note 17)
Current income tax	40	70
Deferred income tax recovery	(145)	(24)
	(105)	46
Net loss from continuing operations	(145)	(397)

Discontinued operations
Net loss from discontinued operations (note 4)	—	(42)
Net loss	(145)	(439)

Per common share (US$):
Net loss from continuing operations	(0.08)	(0.39)
Net loss from discontinued operations	—	(0.04)
Net loss	(0.08)	(0.43)
Diluted net loss from continuing operations	(0.08)	(0.39)
Diluted net loss from discontinued operations	—	(0.04)
Diluted net loss	(0.08)	(0.43)

Weighted average number of common shares outstanding (millions)
Basic	1,830	1,033
Diluted	1,830	1,033

See accompanying notes.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended March 31,
(millions of US$)	2016	2015

Net loss	(145)	(439)

Remeasurements relating to pension and other post-employment benefit plans[1]	(2)	2
Share of remeasurements relating to pension and other post-employment benefit plans from joint ventures[2] (note 5)	(9)	—
Other comprehensive income (loss) not being reclassified to net income or loss in subsequent periods	(11)	2
Comprehensive loss	(156)	(437)

(1)  Net of tax of $1 million (2015 - $nil).

(2)  Net of tax of $nil.

See accompanying notes.

Condensed Consolidated Statements of Changes in Shareholder’s Equity

(Unaudited)

	Three months ended March 31,
(millions of US$)	2016	2015

Common shares (note 12)
Balance at beginning of period	3,492	1,738
Shares purchased and held in trust for long-term PSU plan	—	(30)
Shares released from trust for long-term PSU plan	—	86
Balance at end of period	3,492	1,794

Contributed surplus
Balance at beginning of period	86	176
Settlement of long-term PSU plan grant	—	(86)
Share-based payments	—	5
Balance at end of period	86	95

Retained earnings
Balance at beginning of period	1,271	4,489
Net loss	(145)	(439)
Remeasurements of employee benefit plans transferred to retained earnings	(2)	2
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	(9)	—
Preferred share dividends	—	(2)
Balance at end of period	1,115	4,050

Accumulated other comprehensive income
Balance at beginning of period	700	811
Other comprehensive income (loss)	(11)	2
Remeasurements of employee benefit plans transferred to retained earnings	2	(2)
Share of remeasurements of employee benefit plans from joint ventures transferred to retained earnings	9	—
Balance at end of period	700	811

See accompanying notes.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(millions of US$)	2016	2015
		(restated - note 4)
Operating activities
Net loss from continuing operations	(145)	(397)
Add: Finance costs (cash and non-cash) (note 9)	54	84
Items not involving cash (note 18)	134	968
	43	655
Changes in non-cash working capital	94	(90)
Cash provided by operating activities from continuing operations	137	565

Investing activities
Capital expenditures
Exploration, development and other	(164)	(273)
Investments	(2)	—
Investment in joint venture (note 5)	(59)	(163)
Changes in non-cash working capital	(96)	(188)
Cash used in investing activities from continuing operations	(321)	(624)

Financing activities
Long-term debt repaid (note 10)	(748)	(349)
Long-term debt issued	—	452
Loans from joint ventures, net of repayments (note 5)	15	20
Loans from related parties (note 10)	609	—
Amount due from related parties (note 10)	334	—
Common shares purchased (note 12)	—	(30)
Finance costs (note 9)	(44)	(78)
Preferred share dividends	—	(2)
Deferred credits and other	(5)	(9)
Changes in non-cash working capital	2	21
Cash provided by financing activities from continuing operations	163	25
Effect of translation on foreign currency cash and cash equivalents	(1)	(1)
Cash used in operating activities from discontinued operations (note 4)	—	(9)
Cash used in investing activities from discontinued operations (note 4)	—	(27)
Net decrease in cash and cash equivalents	(22)	(71)
Cash and cash equivalents net of bank indebtedness, beginning of period	91	253
Cash and cash equivalents net of bank indebtedness, end of period	69	182

Cash and cash equivalents	77	182
Bank indebtedness	(8)	—
Cash and cash equivalents net of bank indebtedness, end of period	69	182

See accompanying notes.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(tabular amounts in millions of US dollars, except as noted)

1. CORPORATE INFORMATION

On January 1, 2016, the Articles of the Company were amended to change the name of the Company from Talisman Energy Inc. to Repsol Oil & Gas Canada Inc (“ROGCI” or “the Company”).

ROGCI is a company incorporated under the Canada Business Corporations Act and domiciled in Alberta, Canada. The Company’s common shares are wholly owned by a subsidiary of its ultimate parent Repsol S.A (“Repsol”). Its registered office is located at Suite 2000, 888 — 3rd Street SW, Calgary, Alberta, Canada, T2P 5C5.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGLs).

The interim condensed Consolidated Financial Statements as at and for the three month period ended March 31, 2016 were approved by the Audit Committee on May 5, 2016.

2. BASIS OF PREPARATION

These interim condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). Certain information and disclosures required to be included in notes to annual Consolidated Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as issued by the IASB, have been condensed or omitted.

The interim condensed Consolidated Financial Statements should be read in conjunction with the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2015 and the notes thereto.

These interim condensed Consolidated Financial Statements were prepared on a going concern basis, under the historical cost convention, except for certain financial assets and liabilities measured at fair value through the condensed Consolidated Statement of Loss.

Comparative period balances of the interim condensed Consolidated Statements of Loss and Cash Flows have been restated as a result of the sale of substantially all assets and liabilities of the Norwegian operations on September 1, 2015.

3. SIGNIFICANT ACCOUNTING POLICIES

The interim condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the audited annual Consolidated Financial Statements as at and for the year ended December 31, 2015.

4. DISCONTINUED OPERATIONS

On September 1, 2015, the Company completed the sale of substantially all of the assets and liabilities of its Norwegian operations (the “Disposal Group”), to Repsol Exploration Norge AS, a subsidiary of Repsol, for proceeds of $47 million including working capital.

Operating results related to the Disposal Group have been included in net loss from discontinued operations in the interim condensed Consolidated Statements of Loss for the period of ownership. Comparative period balances of the interim condensed Consolidated Statements of Loss and Cash Flows have been restated.

Net loss from discontinued operations reported on the condensed Consolidated Statements of Loss is as follows:

Three months ended March 31,	2016	2015
Revenue	—	61
Expenses	—	(112)
Loss from discontinued operations before taxes	—	(51)
Income taxes
Current income tax recovery	—	(1)
Deferred income tax recovery	—	(8)
Net loss from discontinued operations	—	(42)

The cash flows from discontinued operations, including changes in related non-cash working capital items, are as follows:

Three months ended March 31,	2016	2015
Operating	—	(9)
Investing	—	(27)
Cash flows from discontinued operations	—	(36)

5. INVESTMENTS

	March 31, 2016	December 31, 2015
Investments in Joint Ventures
Equity investment in Equion Energía Limited (Equion)	316	318
Available-for-sale investments
Transasia Pipeline Company Pvt. Ltd.	34	34
Other	44	40
	78	74
	394	392

	March 31, 2016	December 31, 2015
Obligation to Fund Equity Investee
Equity investment in Talisman Sinopec Energy (UK) Limited (TSEUK)	(557)	(627)

Investments in Joint Ventures

Equion Joint Venture

The Company has 49% interest in the ownership and voting rights of Equion and is one of two shareholders in this strategic corporate joint venture. The movement in the investment in Equion joint venture during the period is as follows:

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	318	523
Share of comprehensive loss	(2)	(65)
Dividend declared by Equion[1]	—	(93)
Impairment	—	(47)
Balance, end of period	316	318

(1)     Settled through a reduction in the loan payable to Equion, which is unsecured, due upon demand and bears interest at LIBOR plus 0.3%.

TSEUK Joint Venture

The Company has a 51% interest in the ownership and voting rights of TSEUK and is one of two shareholders in the corporate joint venture. The movement in the investment in the TSEUK joint venture during the period is as follows:

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	(627)	(186)
Investment in TSEUK	59	1,094
Loan to TSEUK, net of repayments and settlements	—	(514)
Share of comprehensive income (loss)	11	(1,021)
Balance, end of period	(557)	(627)

Summarized Financial Information of Joint Ventures

The summarized financial information presented below represents the amounts included in the financial statements of the joint venture entities adjusted for fair value adjustments made at the time of acquisition, as appropriate, reconciled to the carrying amount of the Company’s interests in joint ventures, which are accounted for using the equity method. The fair value adjustments related to the Company’s jointly controlled equity interest in Equion principally relate to property, plant and equipment, provisions and the related indemnification asset and goodwill. In addition, the financial statements of TSEUK have been adjusted with respect to asset impairments, deferred tax assets and provisions.

	March 31, 2016			December 31, 2015
Summarized Balance Sheets	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Cash and cash equivalents	9	99	108	20	108	128
Current assets	228	157	385	275	140	415
Loans receivable from shareholders	—	59	59	—	29	29
Non-current assets	4,122	783	4,905	3,957	836	4,793
Total assets	4,359	1,098	5,457	4,252	1,113	5,365
Current liabilities	583	180	763	655	184	839
Decommissioning liabilities	4,994	19	5,013	4,952	19	4,971
Non-current liabilities	25	217	242	26	224	250
Total liabilities	5,602	416	6,018	5,633	427	6,060
Net assets (liabilities)	(1,243)	682	(561)	(1,381)	686	(695)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net assets (liabilities)	(634)	334	(300)	(704)	336	(368)
Goodwill	77	162	239	77	162	239
	(557)	496	(61)	(627)	498	(129)
Accumulated impairment on investment	—	(180)	(180)	—	(180)	(180)
ROGCI’s investment (obligation to fund)	(557)	316	(241)	(627)	318	(309)

(1)   Balances represent respective entity’s 100% share.

	Three months ended March 31, 2016			Three months ended March 31, 2015
Summarized Statements of Income (Loss)	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Revenue	155	90	245	173	101	274
Expenses
Operating	181	11	192	261	18	279
Transportation	6	11	17	6	7	13
General and administrative	(22)	—	(22)	20	—	20
Restructuring costs	—	—	—	5	—	5
Depreciation, depletion and amortization	75	67	142	172	67	239
Exploration expense	2	—	2	1	—	1
Finance costs	53	—	53	39	1	40
Impairment	4	—	4	—	—	—
Other	(7)	8	1	59	11	70
Loss before tax	(137)	(7)	(144)	(390)	(3)	(393)
Current income tax expense (recovery)	(26)	10	(16)	(30)	(4)	(34)
Deferred income tax expense (recovery)	(150)	(13)	(163)	44	3	47
Net income (loss)	39	(4)	35	(404)	(2)	(406)
Other comprehensive loss	(17)	—	(17)	—	—	—
Comprehensive income (loss)	22	(4)	18	(404)	(2)	(406)

ROGCI’s interest	51%	49%		51%	49%
ROGCI’s share of net income (loss)	20	(2)	18	(206)	(1)	(207)
ROGCI’s share of other comprehensive loss	(9)	—	(9)	—	—	—
ROGCI’s share of comprehensive income (loss)	11	(2)	9	(206)	(1)	(207)

(1)   Balances represent respective entity’s 100% share.

	Three months ended March 31, 2016			Three months ended March 31, 2015
Summarized Statements of Cash Flows	TSEUK[1]	Equion[1]	Total	TSEUK[1]	Equion[1]	Total
Operating activities
Net income (loss)	39	(4)	35	(404)	(2)	(406)
Add: Finance costs (cash and non-cash)	53	—	53	39	1	40
Items not involving cash	(99)	54	(45)	261	80	341
Changes in non-cash working capital	(90)	(16)	(106)	30	101	131
Cash provided by (used in) operating activities	(97)	34	(63)	(74)	180	106

Investing activities
Capital expenditures	(92)	(11)	(103)	(213)	(21)	(234)
Proceeds of disposition	21	—	21	—	—	—
Loans to shareholders	—	(30)	(30)	—	(41)	(41)
Other	44	(2)	42	(33)	(48)	(81)
Cash used in investing activities	(27)	(43)	(70)	(246)	(110)	(356)

Financing activities
Common shares issued	115	—	115	320	—	320
Finance costs (cash)	(2)	—	(2)	(9)	—	(9)
Other	—	—	—	9	—	9
Cash provided by financing activities	113	—	113	320	—	320

(1)  Balances represent respective entity’s 100% share.

TSEUK Joint Venture

As at March 31, 2016, the investment balance in the TSEUK joint venture was negative $557 million. Based on anticipated funding requirements in the following twelve months, the Company has recorded the entire amount as a current obligation. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition the Company, in proportion of its shareholding, has a guarantee to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities. As such, the Company has recognized a negative investment value from the application of equity accounting. The Company’s obligation to fund TSEUK will increase to the extent future losses are generated within TSEUK. In addition, future contributions to the TSEUK joint venture could be impaired to the extent recoverability is not probable.

In June 2015, the shareholders of TSEUK provided an equity funding facility of $1.7 billion, of which the Company is committed to $867 million, for the purpose of funding capital, decommissioning and operating expenditures of TSEUK. This facility is effective from July 1, 2015 and expires on December 31, 2016. During the three month period ended March 31, 2016, the shareholders of TSEUK agreed to subscribe for common shares of TSEUK in the amount of $115 million under this facility, of which the Company’s share was $59 million.

The shareholders of TSEUK have provided an unsecured loan facility totaling $2.4 billion to TSEUK, of which the Company is committed to $1.2 billion, for the purpose of funding capital expenditures of TSEUK. There was no loan balance outstanding as at March 31, 2016.

TSEUK is required to provide demand letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). Refer to “Liquidity Risk” in note 13.

Equion Joint Venture

The loan due to Equion of $29 million (December 31, 2015 - $14 million) is unsecured, due upon demand and bears interest at LIBOR plus 0.30%.

There have been no significant changes in expected future commitments of TSEUK and Equion, and the timing of those payments, since December 31, 2015.

6. OTHER ASSETS

	March 31, 2016	December 31, 2015
Accrued pension asset	3	4
Decommissioning sinking fund	91	85
Transportation rights[1]	81	84
Other	10	11
Total	185	184

(1)   Net of $27 million accumulated depreciation (December 31, 2015 - $24 million).

7. OIL AND GAS ASSETS

The cost and accumulated DD&A of the Company’s PP&E (including corporate assets) and E&E assets are as follows:

	PP&E	E&E assets	Total

Cost
At December 31, 2014	23,216	5,468	28,684

Acquisitions	—	31	31
Additions	901	198	1,099
Disposals and derecognition	(4,665)	(2,247)	(6,912)
Transfers from E&E assets to PP&E	40	(40)	—
Change in decommissioning liabilities	99	3	102
Expensed to dry hole[1]	—	(21)	(21)

At December 31, 2015	19,591	3,392	22,983

Additions	137	31	168
Disposals and derecognition	(25)	—	(25)
Transfers from E&E assets to PP&E	18	(18)	—
Change in decommissioning liabilities	2	(2)	—
Expensed to dry hole	—	(12)	(12)

At March 31, 2016	19,723	3,391	23,114

Accumulated DD&A
At December 31, 2014	14,152	2,924	17,076

Charge for the year[1]	1,617	—	1,617
Disposals and derecognition	(4,119)	(2,173)	(6,292)
Impairment, net of reversals[1]	652	977	1,629

At December 31, 2015	12,302	1,728	14,030

Charge for the period	314	—	314
Disposals and derecognition	(13)	—	(13)
Transfers from E&E to PP&E assets	4	(4)	—

At March 31, 2016	12,607	1,724	14,331

Net book value
At March 31, 2016	7,116	1,667	8,783
At December 31, 2015	7,289	1,664	8,953
At December 31, 2014	9,064	2,544	11,608

(1)    Balances include $6 million in dry hole expense, $86 million in DD&A, and $153 million in impairment expense related to discontinued operations in Norway, respectively.

8. DECOMMISSIONING LIABILITIES

Continuity of decommissioning liabilities	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	796	1,928
Liabilities incurred during the period	1	47
Liabilities settled during the period	(7)	(84)
Accretion expense[1] (note 9)	10	48
Revisions in estimated cash flows	(1)	(201)
Change in discount rate	—	256
Disposals	—	(1,198)
Balance, end of period	799	796
Expected to be settled within one year	35	41
Expected to be settled in more than one year	764	755
	799	796

(1)         2015 Balance includes $14 million in accretion expense related to discontinued operations in Norway.

The provision has been discounted using a weighted average credit-adjusted nominal rate of 4.8% at March 31, 2016 (December 31, 2015 — 4.8%).

9. FINANCE COSTS

	Three months ended March 31,
	2016	2015
Interest on long-term debt	34	66
Miscellaneous interest expense and other fees	10	12
Accretion expense (note 8)	10	6
	54	84

10. LONG-TERM DEBT

	March 31, 2016	December 31, 2015
Tangguh Project Financing	37	37
Debentures and Notes (Unsecured)
US$ denominated	1,085	1,860
UK£ denominated	359	370
Gross debt[1]	1,481	2,267
Less: current portion	(6)	(156)
Long-term debt	1,475	2,111

	March 31, 2016	December 31, 2015
Loans from Related Parties	1,616	1,007

(1)     Financing costs of $11 million and $17 million have been netted against the individual debt facilities as at March 31, 2016 and December 31, 2015, respectively.

During the three month period ended March 31, 2016, the Company repaid debt of $748 million, including $150 million of 8.5% notes and $598 million for the redemption of $30 million US$ senior notes and debentures and the repurchase of $601 million US$ senior notes and debentures. The current liability consists of $6 million in Tangguh project financing.

Bank Credit Facilities and Commercial Paper

At March 31, 2016, the Company had unsecured credit facilities totaling $3.2 billion, consisting of facilities of $3 billion (Facility No. 1), maturing March 19, 2019 and $200 million (Facility No. 2), maturing October 21, 2019.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.  In addition, drawings to a total of $1.0 billion are available in the form of letters of credit.  Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers’ acceptances, US$ base rate loans, LIBOR-based loans and letters of credit.

At March 31, 2016, there were no drawings on the Company’s bank lines. The authorized amount under the Company’s commercial paper program is $1.0 billion, but the amount available under this program is limited to the availability of backup funds under the Company’s Facility No. 1.

At March 31, 2016, the Company had undrawn capacity under the bank credit facilities of $3.2 billion.

Debentures and Notes

On March 23, 2016, the Company announced a cash tender offer to purchase any and all principal amount of the Company’s outstanding 7.75% Senior Notes due 2019, 3.75% Senior Notes due 2021, 7.25% Debentures due 2027, 5.75% Senior Notes due 2035, 5.85% Senior Notes due 2037, 6.25% Senior Notes due 2038, and 5.50% Senior Notes due 2042 (collectively, the “Securities”). Holders of the Securities that were validly tendered received the relevant tender offer consideration plus accrued and unpaid interest up to but not including the payment date March 31, 2016. The tender offer expired on March 29, 2016. The principal amount tendered and accepted was as follows:

Title of Security	Principal Prior to Tender Offer	Principal Amount Tendered & Accepted	Principal Amount Outstanding
7.75% Senior Notes due 2019	571	207	364
3.75% Senior Notes due 2021	576	335	241
7.25% Debentures due 2027	57	3	54
5.75% Senior Notes due 2035	98	8	90
5.85% Senior Notes due 2037	140	9	131
6.25% Senior Notes due 2038	132	13	119
5.50% Senior Notes due 2042	123	26	97
Total	1,697	601	1,096

On March 31, 2016, the Company paid the consenting note holders an aggregate of approximately $580 million in cash (including $572 million principal and $8 million accrued interest).

In addition, in January 2016, the Company also redeemed for retirement $24 million of the 3.75% Senior Notes due 2021, $2 million of the 7.75% Senior Notes due 2019, and $4 million of the 5.5% Senior Notes due 2042 for total payment of $27 million (including $26 million principal and $1 million accrued interest).

The above discussed tender offer and redemption of outstanding senior notes resulted in a gain of $26 million (net of $7 million financing and bank fees), which was recognized in other income on the interim condensed Consolidated Statements of Loss.

Related Party Financing

On May 8, 2015, TE Holding SARL. (“TEHS”), a subsidiary of the Company, entered into a $500 million revolving facility with Repsol Tesoreria Y Gestion Financiera, S.A. (“RTYGF”), a subsidiary of Repsol. Originally, the facility was to mature on May 8, 2016 and to bear an interest rate of LIBOR (1 month) plus 0.80%. On September 30, 2015, the facility agreement was amended to extend the maturity date to May 8, 2018. On November 17, 2015, the interest rate in the facility agreement was amended to LIBOR (1 month) plus 1.20%. As at March 31, 2016, there were $193 million drawings outstanding under this facility. Interest expense related to the facility recognized by the Company during the three month period ended March 31, 2016 was less than $1 million.

On May 8, 2015, the Company also entered into a $1.0 billion revolving facility with Repsol Energy Resources Canada, Inc. (“RERCI”), a subsidiary of Repsol. The facility matures on May 8, 2018 and bears an interest rate of LIBOR (1 month) plus 1.20%. The facility limit was increased to $2.8 billion on December 9, 2015. At March 31, 2016, the Company had $1.4 billion outstanding under this facility. Interest expense related to the facility recognized by the Company during the three month period ended March 31, 2016 was $3 million.

On December 22, 2015, the Company and RERCI entered into a subscription agreement which provides for the capitalization of the Company’s balances owing under this revolving facility. The Board of Directors of the Company authorized the issuance of up to an aggregate of $2.6 billion in common shares of the Company (1,361,256,544 common shares at $1.91 per share), to be settled by RERCI contributing receivables owing from the Company under this revolving facility. As at March 31, 2016, $1.1 billion drawings remained available under the subscription agreement.

Debt Covenant

The Company is in compliance with all of its debt covenants. The Company’s principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Considering the current commodity price environment and existing debt covenant, the Company will require continuing support from its parent company in the form of the committed credit facilities and subscription agreements as described above.

11. OTHER LONG-TERM OBLIGATIONS

	March 31, 2016	December 31, 2015
Accrued pension and other post-employment benefits liability	89	86
Deferred credits	22	22
Long-term portion of discounted obligations under finance leases	29	31
Onerous lease contracts	29	27
Other	69	67
	238	233

12. SHARE CAPITAL

Authorized

The Company’s authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Common Shares Issued

On May 8, 2015, Repsol acquired all outstanding common and preferred shares of the Company.

On December 29, 2015, RERCI, a subsidiary of the Company’s parent Repsol, subscribed for $1.5 billion in the Company’s common shares (785,340,314 common shares at $1.91 per share), which settled $1.5 billion of the balance owing from the Company to RERCI under the revolving facility (note 10).

Subsequent to December 31, 2015, there were no activities relating to the Company’s common shares.

	Year ended December 31, 2015
Continuity of common shares	Shares	Amount
Balance, beginning of period	1,031,525,988	1,738
Converted from preferred shares	8,000,000	195
Shares issued as payment of loan from related parties	785,340,314	1,500
Shares previously held in trust sold on open market	323,584	3
Shares purchased and held in trust for long-term PSU plan	(3,793,939)	(30)
Shares released from trust for long-term PSU plan	8,110,395	86
Balance, end of period	1,829,506,342	3,492

13. FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities at March 31, 2016 consisted of cash and cash equivalents, accounts receivable, available-for-sale investments, bank indebtedness, accounts payable and accrued liabilities, loans from joint ventures, loans from related parties, and long-term debt (including the current portion).

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, and loans from joint ventures approximate their carrying values due to the short-term maturity of those instruments.

Borrowings under bank credit facilities are short-term in nature and are market rate-based, thus, carrying value approximates fair value.  The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics.  The fair values of private notes are based on estimations provided by third parties.  The fair value of the Company’s floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair value of the Company’s long-term debt (including the current portion and loans from related parties) at March 31, 2016 was $3.0 billion (December 31, 2015 - $3.2 billion), while the carrying value was $3.1 billion (December 31, 2015 - $3.3 billion).

The fair values of all other financial assets and liabilities approximate their carrying values.

Currency Risk

The Company operates internationally and is therefore exposed to foreign exchange risk. The Company’s primary exposure is from fluctuations in the US$ relative to the C$ and UK£.

The Company manages foreign exchange exposure in a number of ways.  By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations.  The Company also manages translation exposure by generally matching internal borrowings with its subsidiaries’ functional currencies.  The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

In respect of financial instruments existing at March 31, 2016, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in a decrease of $3 million in net loss and a $3 million impact on comprehensive loss during the three month period ended March 31, 2016. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

The Company is exposed to interest rate risk principally by virtue of its borrowings including loans from joint ventures.  Borrowing at floating rates exposes the Company to short-term movements in interest rates.  Borrowing at fixed rates exposes the Company to reset risk (i.e. at debt maturity).  Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In respect of financial instruments existing at March 31, 2016, a 1% increase in interest rates would have resulted in a $3 million increase in net loss and a $3 million impact on comprehensive loss during the three month period ended March 31, 2016.

Credit Risk

A significant proportion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At March 31, 2016, approximately 72% of the Company’s trade accounts receivable was current and the largest single counterparty exposure, accounting for 4% of the total, was with a highly rated counterparty. Concentration of counterparty credit risk is managed by having a broad domestic and international customer base primarily of highly rated counterparties.

Liquidity Risk

The Company is exposed to liquidity risk, which it mitigates through its management of cash, debt, committed credit capacity and its capital program.

The Company manages its liquidity requirements by use of both short-term and long-term cash forecasts and by integrating funding from subsidiaries of its ultimate parent, Repsol. The Company had undrawn capacity under committed bank credit facilities of $3.2 billion at March 31, 2016. During 2015, the Company also entered into two revolving facilities with subsidiaries of its ultimate parent, Repsol, with total borrowing limit of $3.3 billion. As at March 31, 2016, a total of $1.6 billion drawings were outstanding under these facilities. The subscription agreement underlying the revolving facility provides for the capitalization of the Company’s balances owing (note 10).

In addition, the Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted.  At March 31, 2016, the Company had $0.2 billion letters of credit outstanding, primarily related to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations.  The Company also guaranteed $0.8 billion demand letters of credit issued under TSEUK’s uncommitted facilities, primarily as security for the costs of decommissioning obligations in the UK. In addition, there were $45 million letters of credit issued under Repsol’s facilities on behalf of the Company’s subsidiaries.

TSEUK is required to provide letters of credit as security in relation to certain decommissioning obligations in the UK pursuant to contractual arrangements under Decommissioning Security Agreements (DSAs). At the commencement of the joint venture, Addax Petroleum UK Limited (Addax) assumed 49% of the decommissioning obligations of TSEUK.

Addax’s parent company, China Petrochemical Corporation (Sinopec), has provided an unconditional and irrevocable guarantee for this 49% of the UK decommissioning obligations.

The UK government passed legislation in 2013 which provides for a contractual instrument, known as a Decommissioning Relief Deed, for the government to guarantee tax relief on decommissioning costs at 50%, allowing security under DSAs to be posted on an after-tax basis and reducing the value of letters of credit required to be posted by 50%. TSEUK has entered into a Decommissioning Relief Deed with the UK Government and continues to negotiate with counterparties to amend all DSAs accordingly. As of March 31, 2016, only two DSAs were still required to be negotiated on a post-tax basis. Tax relief guaranteed by the UK government is limited to corporate tax paid since 2002. Under the limitation, TSEUK’s tax relief is capped at $2.0 billion, representing corporate income taxes paid and recoverable since 2002 translated into US dollars.

At March 31, 2016, TSEUK had $3.1 billion of demand shared facilities in place under which letters of credit of $1.6 billion have been issued. The Company guarantees 51% of all letters of credit issued under these shared facilities.

The Company has also granted guarantees to various beneficiaries in respect of decommissioning obligations of TSEUK.

At March 31, 2016, the Company’s share of TSEUK’s total recorded decommissioning liabilities was $2.6 billion. Decommissioning estimates are subject to a significant amount of management judgment given the long dated nature of the assets and the timing of remediation upon cessation of production. The Company reviews its assessment of decommissioning liabilities annually, or where a triggering event causes a review, taking into account new information and industry experience.

Any changes to decommissioning estimates influence the value of letters of credit required to be provided pursuant to DSAs. In addition, the extent to which shared facility capacity is available and the cost of that capacity are influenced by the Company’s investment-grade credit rating.

As at March 31, 2016, the investment balance in the TSEUK joint venture was negative $557 million (note 5). Based on anticipated funding requirements in the following twelve months, the Company has recorded the entire amount as a current obligation. The obligation to fund TSEUK, in proportion of its shareholding, arises from the Company’s past practice of funding TSEUK’s cash flow deficiencies, and the expectation that cash flow deficiencies will continue to be funded. In addition, the Company, in proportion of its shareholding, has provided a guarantee to fund TSEUK’s decommissioning obligation if TSEUK is unable to, and the shareholders of TSEUK have provided equity funding facilities to TSEUK which include funding decommissioning liabilities.

Commodity Price Risk

The Company is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas and NGLs. In prior years, the Company entered into derivative instruments to mitigate commodity price risk volatility under guidelines approved by the Board of Directors.

In 2015, the Company liquidated substantially all its contracts related to commodity price risk management. The Company has not entered into any new commodity price risk management derivative contracts subsequently.

14. CONTINGENCIES AND COMMITMENTS

Provisions and Contingencies

From time to time, the Company is the subject of litigation arising out of the Company’s operations. Damages claimed under such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact the Company’s financial condition or results of operations. While the Company assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. None of these claims are currently expected to have a material impact on the Company’s financial position. A summary of specific legal proceedings and contingencies is as follows:

In August 2012, a portion of the Galley pipeline, in which TSEUK has a 67.41% interest, suffered an upheaval buckle. In September 2012, TSEUK submitted a notification of a claim to Oleum Insurance Company (‘‘Oleum’’), a wholly-owned subsidiary of the Company. TSEUK delivered a proof of loss seeking recovery under the insuring agreement of $315 million. The documentation delivered in November 2014 by TSEUK purporting to substantiate its claim did not support a determination of coverage and Oleum sought additional information from TSEUK to facilitate final coverage determination. TSEUK provided additional information to Oleum that has been reviewed by external counsel; TSEUK has been advised that the information still does not support coverage.

On July 13, 2015, Addax Petroleum UK Limited and Sinopec International Petroleum Exploration and Production Corporation, filed a Notice of Arbitration (pursuant to the Rules of the Singapore International Arbitration Centre) against the Company and Talisman Colombia Holdco Limited (“TCHL”) in connection with Addax’s purchase of 49% of the shares of TSEUK. On October 1, 2015, the Company and TCHL filed a response to the Notice of Arbitration. The preliminary hearing before the Court of Arbitration took place on February 18, 2016, where it was decided, among other procedural matters, to schedule the hearing for January 29 to February 16, 2018. The Company believes the claims included in the Notice of Arbitration are without merit.

During the first quarter of 2016, the Alberta Energy Regulator (“AER”) informed the Company that certain permits to construct well sites and access roads were obtained without the Company following proper procedures.  The Company is responding to the issues raised by the AER and reviewing its permit applications back to 2010. At this time, the implications to the Company are not known.

Government and Legal Proceedings with Tax Implications

Specific tax claims which the Company and its subsidiaries are parties to at March 31, 2016 are as follows:

Canada

The Canadian tax authorities, Canada Revenue Agency, (“CRA”) regularly inspect the tax matters of the ROGCI Group companies based in Canada. To date, verification and investigation activities related to the years 2006-2012 have been made.

As part of these proceedings, the CRA has questioned certain restructuring transactions, although this line of questioning has not resulted in court proceedings to date.

Indonesia

Indonesian Corporate Tax Authorities have been questioning various aspects of the taxation of permanent establishments that ROGCI has in the country. These proceedings are pending a court hearing.

Malaysia

Repsol Oil & Gas Malaysia Limited, formerly Talisman Malaysia Ltd. and Repsol Oil & Gas Malaysia (PM3) Limited, formerly Talisman Malaysia (PM3) Ltd., the Company’s operating subsidiaries in Malaysia, have received notifications from the Inland Revenue Board (IRB) in respect of the years 2007, 2008 and 2011 questioning, primarily, the deductibility of certain costs. These proceedings are pending a court hearing.

Timor-Leste

The authorities of Timor-Leste, questioned the deduction by Talisman Resources (JPDA 06-105) Pty Limited, the Company’s subsidiary in East Timor, of certain expenses for income tax purposes. This line of questioning is at a very preliminary stage of debate with the authorities.

Commitments

There have been no additional significant changes in the Company’s expected future commitments, and the timing of those payments, since December 31, 2015.

15. OTHER INCOME

	Three months ended March 31,
	2016	2015
Pipeline and customer treating tariffs	4	15
Investment income	—	2
Interest on loan to TSEUK (note 5)	—	5
Net gain on repayment of long-term debt (note 10)	26	—
Marketing and other income	15	18
	45	40

16. OTHER EXPENSES, NET

	Three months ended March 31,
	2016	2015
Foreign exchange gain	(5)	(22)
Inventory writedowns	7	3
Restructuring	13	12
Onerous contracts and other provisions	—	8
Other miscellaneous	8	16
	23	17

17. INCOME TAXES

Current Income Tax Expense

	Three months ended March 31,
	2016	2015
North America	1	(8)
Southeast Asia	38	67
Other	1	11
Total	40	70

Deferred Income Tax (Recovery) Expense

	Three months ended March 31,
	2016	2015
North America	(93)	(29)
Southeast Asia	(37)	(26)
North Sea	—	35
Other	(15)	(4)
Total	(145)	(24)

18. SUPPLEMENTAL CASH FLOW

Items Not Involving Cash

	Three months ended March 31,
	2016	2015
Depreciation, depletion and amortization	314	411
Impairment	—	48
Dry hole	12	13
Unrealized loss on held-for-trading financial instruments	—	313
Deferred income tax recovery	(145)	(24)
Foreign exchange	(5)	(16)
(Income) loss from joint ventures, after tax	(18)	207
Other	(24)	16
	134	968

Other Cash Flow Information

	Three months ended March 31,
	2016	2015
Cash interest paid	38	54
Cash income taxes paid	35	72

19. RELATED PARTY TRANSACTIONS

During the three month period ended March 31, 2016, Repsol Canada Energy Partnership sold to Repsol Energy Canada Limited, a subsidiary of Repsol, approximately 11,500,000 gigajoules of natural gas for $13 million. As at March 31, 2016, the amount included in accounts receivable as a result of these transactions was $5 million.

During the three month period ended March 31, 2016, Talisman (Algeria) B.V. sold to Repsol Trading S.A., a subsidiary of Repsol, approximately 235,000 barrels of Saharan Blend Crude Oil for $7 million.  As at March 31, 2016, there were no amounts outstanding in accounts receivable as a result of these transactions.

The Company entered into a commitment in 2001, along with its Corridor block partners and parties from two other blocks, to sell gas to Gas Supply Pte. Ltd (“GSPL”), a subsidiary of Repsol’s significant shareholder Temasek. Currently, ROGCI’s share of the sale on a daily basis is approximately 75 billion British thermal units. The commitment matures in 2023.  As a result of the acquisition of the Company by Repsol, GSPL and Temasek became the Company’s related parties. During the three month period ended March 31, 2016, the Company’s gas sales to GSPL totaled $23 million (net the Company’s share). As at March 31, 2016, the amount included in accounts receivable as a result of this commitment was $14 million.

Other transactions between the Company and subsidiaries of the Company’s parent, Repsol, are disclosed in note 4 and note 10. Related party transactions with joint ventures are disclosed as part of note 5 and note 15.

20. SEGMENTED INFORMATION

The Company’s activities are conducted in four geographic segments: North America, Southeast Asia, the North Sea, and Other. The North America segment includes operations and exploration in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam, Papua New Guinea and operations in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK. The Company also has operations in Algeria, operations and exploration activities in Colombia, and exploration activities in the Kurdistan Region of Iraq. Furthermore, the Company is in the process of exiting Peru. For ease of reference, all of the activities in Algeria, Colombia, Peru and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas.

	North America (1)		Southeast Asia (2)		North Sea (3)		Other (4)		Total
	Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,		Three months ended March 31,
(millions of US$)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Revenue
Sales	177	244	215	324	—	—	12	36	404	604
Other income	43	22	1	1	—	5	1	12	45	40
Income (loss) from joint ventures, after tax	—	—	—	—	20	(206)	(2)	(1)	18	(207)
Total revenue and other income	220	266	216	325	20	(201)	11	47	467	437
Segmented expenses
Operating	94	127	77	109	—	—	9	15	180	251
Transportation	26	28	12	15	—	—	4	7	42	50
DD&A	231	257	73	138	—	—	10	16	314	411
Impairment	—	—	—	48	—	—	—	—	—	48
Dry hole	12	—	—	(1)	—	—	—	14	12	13
Exploration	(1)	2	21	18	—	—	9	4	29	24
Other	24	29	(2)	2	—	1	6	7	28	39
Total segmented expenses	386	443	181	329	—	1	38	63	605	836
Segmented income (loss) from continuing operations before taxes	(166)	(177)	35	(4)	20	(202)	(27)	(16)	(138)	(399)
Non-segmented expenses
General and administrative									63	84
Finance costs									54	84
Share-based payments recovery									—	(6)
Currency translation									(5)	(22)
Gain on held-for-trading financial instruments									—	(193)
Loss on disposals									—	5
Total non-segmented expenses									112	(48)
Loss from continuing operations before taxes									(250)	(351)
Capital expenditures
Exploration	29	26	1	5	—	—	3	13	33	44
Development	108	172	20	38	—	—	—	9	128	219
Exploration and development	137	198	21	43	—	—	3	22	161	263
Proceeds on dispositions									—	—
Other non-segmented									1	3
Net capital expenditures									162	266
Property, plant and equipment	5,472	5,589	1,405	1,448	—	—	239	252	7,116	7,289
Exploration and evaluation assets	1,027	1,030	543	540	—	—	97	94	1,667	1,664
Amount due from related party	—	334	—	—	—	—	—	—	—	334
Goodwill	105	105	169	169	—	—	—	—	274	274
Investments in joint ventures	—	—	—	—	—	—	316	318	316	318
Other	1,290	1,240	656	591	3	14	273	293	2,222	2,138
Segmented assets	7,894	8,298	2,773	2,748	3	14	925	957	11,595	12,017
Non-segmented assets									3	4
Total assets (5)									11,598	12,021
Decommissioning liabilities (5)	487	485	283	282	—	—	29	29	799	796

1. North America	2016	2015
Canada	102	114
US	118	152
Total revenue and other income	220	266
Canada	2,445	2,522
US	3,027	3,067
Property, plant and equipment[5]	5,472	5,589
Canada	707	708
US	320	322
Exploration and evaluation assets[5]	1,027	1,030

2. Southeast Asia	2016	2015
Indonesia	133	175
Malaysia	57	88
Vietnam	17	39
Australia	9	23
Total revenue and other income	216	325
Indonesia	872	883
Malaysia	346	361
Vietnam	93	107
Papua New Guinea	28	31
Australia	66	66
Property, plant and equipment[5]	1,405	1,448
Indonesia	49	47
Malaysia	30	31
Vietnam	199	198
Papua New Guinea	265	264
Exploration and evaluation assets[5]	543	540

3. North Sea	2016	2015
UK	—	5
Income (loss) from TSEUK	20	(206)
Total revenue and other income	20	(201)

4. Other	2016	2015
Algeria	9	24
Colombia[6]	2	23
Total revenue and other income	11	47
Algeria	175	184
Colombia	64	68
Property, plant and equipment[5]	239	252
Colombia	97	94
Exploration and evaluation assets[5]	97	94

(5) Current period represents balances at March 31, Prior year represents balances at December 31.

(6) Balances include after-tax equity income from Equion.

REPSOL OIL & GAS CANADA INC.

Suite 2000, 888 — 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902

E  infocanada@repsol.com

www.repsol.com/ca_en/